Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

VILLAGEEDOCS ACQUISITION CORP.

PHOENIX FORMS, INC.

AND ITS SHAREHOLDERS

Effective April 1, 2005

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, is made effective as of April 1, 2005 (the "Agreement"), is by and among VILLAGEEDOCS ACQUISITION CORP., a Florida corporation (the "Purchaser"), and a wholly-owned subsidiary of VillageEDOCS, a California corporation ("VillageEDOCS"), PHOENIX FORMS, INC., a Georgia corporation (the "Company"), each of Alexander Riess and William R. Falcon (together, the "Shareholders").  Each of the Purchaser, the Company and the Shareholders is a "Party" and, collectively, they are the "Parties."

W I T N E S S E T H:

               WHEREAS, the Shareholders own in the aggregate 100% of the issued and outstanding shares of common stock, $.10 par value per share, of the Company (the "Common Stock");

               WHEREAS, the Purchaser desires to purchase from the Shareholders, and the Shareholders desire to sell to the Purchaser, all of the Common Stock, which constitutes all of the issued and outstanding capital stock of the Company, upon the terms and conditions set forth herein (the "Stock Sale");

               WHEREAS, the Company is in the business of developing, distributing and supporting software in the content management marketplace; and

               WHEREAS, each of the Parties is making certain representations, warranties, covenants and indemnities as expressly set forth herein as an inducement to the other Parties to enter into this Agreement.

               NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements stated herein, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, covenant and agree as follows:

ARTICLE I.

DEFINITIONS

                As used in this Agreement, certain words and terms shall have the meanings ascribed to them in the Glossary attached hereto as Exhibit A.  Other initially capitalized terms have the meanings ascribed to them elsewhere in this Agreement and all accounting terms shall be construed in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP").

ARTICLE II.

CLOSING

            Section 2.1          Closing.  The Stock Sale as provided for in this Agreement (the "Closing") shall take place at the offices of Purchaser's counsel, Johnson, Pope, Bokor, Ruppel & Burns LLP, at 911 Chestnut Street, Clearwater, Florida 33765, or at such other place as the Purchaser and the Shareholders shall agree in writing.  The Closing shall be effective as of April 1, 2005 and such date is referred to herein as the "Closing Date."

ARTICLE III.

SALE OF COMMON STOCK

            Section 3.1.         Common Stock.  Upon the terms and conditions of this Agreement, the Shareholders will sell, transfer and deliver to the Purchaser, and the Purchaser will purchase from the Shareholders, the Common Stock on the Closing Date.  In addition to the Common Stock being sold pursuant to this Agreement, the Company hereby, acting as the sole holder of Class A Membership Interests of Resolutions, LLC, ("Resolutions")  sells all the assets of  Resolutions to the Purchaser.

            Section 3.2.         Purchase Price.  Upon the terms and conditions of this Agreement, and as full consideration for the Common Stock and the representations, warranties, covenants and agreements provided by the Shareholders herein, the Purchaser will make the following payments to, or on behalf of, the Shareholders:

               (a)          To the Shareholders, a promissory note in the form of Exhibit 3.2(a)(1) and 3.2(a)(2) attached hereto in the aggregate amount of $200,000 (the "Purchaser Notes").  Subject to certain rights of the Purchaser to defer payments, the Purchaser Notes shall be payable, with interest  at five (5%) per annum commencing upon satisfaction of the condition for payment stated therein and continuing on the same day of each subsequent month until paid.   VillageEDOCS will guarantee payment of the Purchaser Notes.

               (b)          At the Closing, the Purchaser will pay up to $432,000.00 owed by the Company and Shareholders to Bonnie Golden and John Moran ("Golden and Moran"), subject to delivery to the Company by Golden and Moran of a release in the form attached hereto as Exhibit3.2(b).

               (c)          To the Shareholders, warrants in the form attached hereto as Exhibits 3.2(c)(1) and 3.2(c)(2) for the purchase of an aggregate of 10,000,000 shares of VillageEDOCS common stock (the "Warrants").  The exercise price for the Warrants shall be $0.15 per share.  The Warrants shall vest according to the following schedule:

                              (i)           twenty percent (20%) of the Warrants (an aggregate of 2,000,000 Warrants) on June 30, 2005, which warrants will be subject to reduction upon the occurrence of certain events as set forth in the Warrant;

                              (ii)          thirty percent (30%) of the Warrants (an aggregate of 3,000,000 Warrants) twelve (12) months after the Closing;

                              (iii)        twenty percent (20%) of the Warrants (an aggregate of 2,000,000 Warrants) twenty-four (24) months after the Closing; and

                              (iv)         thirty percent (30%) of the Warrants (an aggregate of 3,000,000 Warrants) thirty-six (36) months after the Closing, 1,000,000 of which shall be subject to reduction upon the occurrence of certain events as set forth in the Warrant.

                Section 3.3.         Closing Deliveries.

(a)          At or prior to the Closing, the Shareholders shall deliver the following to the Purchaser:

(i)           stock certificates representing the Common Stock, duly endorsed for transfer to the Purchaser or accompanied by duly executed assignment documents, which shall transfer to the Purchaser good and valid title to the Common Stock, free and clear of all Encumbrances;

(ii)          evidence of consents, if any, as shall be required to enable Purchaser to continue to enjoy the benefit of any Governmental Authorization, lease, license, permit, contract, or other agreement or instrument to or of the Company, or of which the Company is a party or a beneficiary;

(iii)        pay-off letters for all Indebtedness of the Company, except Indebtedness owed to Golden and Moran, for money borrowed and evidence that such Indebtedness has been repaid and fully satisfied as of the Closing Date;

(iv)         the release described in Section 3.2(b);

(v)          evidence that notice of the transactions described in this Agreement have been delivered to all holders of Restricted Class B shares of Resolutions, LLC in accordance with its Certificate of Organization, operating agreement and other agreements defining the rights of holders of such Restricted Class B shares;

(vi)         the audited financial statements described in Section 6.5;

(vii)       an Employment Agreement, in the form attached hereto as Exhibit 3.3(a)(vii) (the "Riess Employment Agreement"), executed by Alexander Riess;

(viii)      an Employment Agreement, in the form attached hereto as Exhibit 3.3(a)(viii) (the "Falcon Employment Agreement"), executed by William R. Falcon;

(ix)         Release of Claims Agreements, in the form attached hereto as Exhibit 3.3(a)(ix), executed by each of the Shareholders and officers and directors of the Company releasing the Company from any and all prior claims of such officers, directors and Shareholders in their capacity as such;

(x)          all corporate, accounting, business and tax records of the Company;

(xi)         certificates, dated within 15 days of the Closing Date, from the Secretary of State of the State of Georgia and of comparable authority in other jurisdictions in which the Company or its Subsidiaries are qualified to do business, establishing that each is a validly existing corporation or limited liability company in good standing to transact business;

(xii)      a copy of the Articles of Incorporation of the Company and Articles of Organization of Resolutions, LLC, certified by the Secretary of State of the State of Georgia within ten days of the Closing Date;

(xiii)     a copy of the Bylaws of the Company and the Operating Agreement of Resolutions, LLC in effect as of the Closing, certified by an appropriate officer;

(xiv)     written resignations of each of the directors and officers of the Company, in a form acceptable to the Purchaser;

(xv)        a bill of sale for the Resolutions assets; and

(xiv)      such other documents as may be required by this Agreement or reasonably requested by the Purchaser.

(b)          At or prior to the Closing, the Purchaser shall deliver the following:

(i)           the Purchaser Notes;

(ii)             the Warrants;

(iii)        payment of amounts owed to Golden and Moran;

(iv)         to Alexander Riess, the Riess Employment Agreement executed by the Company and/or the Purchaser;

(v)          to William R. Falcon, the Falcon Employment Agreement executed by the Company and/or the Purchaser; and

(vi)         to the Shareholders, such other documents as may be required by this Agreement or reasonably requested by the Shareholders.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Subject to the exceptions set forth in the disclosure letter of the Purchaser delivered to the Shareholders concurrently with the Parties' execution of this Agreement (the "Purchaser Disclosure Letter"), the Purchaser represents and warrants to the Shareholders as follows, except as set forth in the Purchaser's SEC Reports:

Section 4.1.         Organization and Qualification.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.  VillageEDOCS is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.  VillageEDOCS and its Subsidiaries, including the Purchaser, is each duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have, or could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.2.         Authority; Non-Contravention; Approvals.

(a)          The Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  No approval of the shareholders of the Purchaser is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Purchaser, and, assuming the due authorization, execution and delivery hereof by the Company and the Shareholders, constitutes a valid and legally binding agreement of the Purchaser enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

(b)          The execution and delivery of this Agreement by and the consummation by the Purchaser of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance, upon any of the properties or assets of the Purchaser, VillageEDOCS or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or bylaws of the Purchaser, VillageEDOCS or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or Governmental Authority applicable to the Purchaser, VillageEDOCS or any of its Subsidiaries or any of their respective properties or assets (assuming compliance with the matters referred to in Section 4.2(c)) or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Purchaser or any of its Subsidiaries is now a party or by which the Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii), for matters as would not have, or could not reasonably be anticipated to (x) have, individually or in the aggregate, a Material Adverse Effect, or (y) materially impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

(c)          No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, have, or could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect or materially impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

Section 4.3.         Brokers and Finders.  The Purchaser has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 4.4.         Litigation.  Other than that which is disclosed in the Purchaser SEC Reports, there is no litigation, action, suit, proceeding or governmental investigation pending or, to the knowledge of the Purchaser, threatened against the Purchaser or affecting any of the Purchaser's properties or assets, which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by this Agreement.

ARTICLE V.

SEVERAL, AND NOT JOINT, REPRESENTATIONS AND WARRANTIES

OF THE SHAREHOLDERS

Each of the Shareholders hereby, severally and not jointly, represents and warrants to Purchaser as follows:

Section 5.1.         Ownership.  Such Shareholder owns, beneficially and of record, the number of shares of Common Stock set forth on the duly executed stock power being delivered by such Stockholder to the Purchaser concurrently with the execution and delivery of this Agreement, free and clear of any adverse claim of any other Person, including without limitation, any Encumbrances.  There are no outstanding subscriptions, options, calls, agreements, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, debenture, instrument or other agreement, obligating such Shareholder to deliver or sell, or cause to be delivered or sold, shares of the capital stock of the Company or obligating such Shareholder to grant, extend or enter into any agreement or commitment described above.  There are no shareholder or stockholder agreements, voting trusts, proxies or other agreements or understandings to which such Shareholder is a party or is bound with respect to the voting of any shares of capital stock of the Company.

Section 5.2.         Authority; Non-Contravention; Approvals.

(a)          Such Shareholder has full power and authority to execute and deliver this Agreement and to sell, transfer and deliver the shares of Common Stock of the Company to be sold by such Shareholder.  This Agreement has been duly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery hereof by the Purchaser, constitutes a valid and legally binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (b) general equitable principles.

(b)          The execution and delivery of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration (i) under any material agreement or instrument to which such Shareholder is bound or (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to such Shareholder.

(c)          No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by such Shareholder or the consummation by such Shareholder of the transactions contemplated hereby.

ARTICLE VI.

JOINT AND SEVERAL REPRESENTATIONS AND WARRANTIES

OF THE SHAREHOLDERS

Subject to the exceptions set forth in the disclosure letter of the Shareholders delivered to Purchaser concurrently with the Parties' execution of this Agreement (the "Shareholder Disclosure Letter"), each of the Shareholders hereby, jointly and severally, represents and warrants to Purchaser as follows:

Section 6.1.         Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.  The Company is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have, or could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect on the Company.  True, accurate and complete copies of the Company's Articles of Incorporation and Bylaws, in each case as in effect on the date hereof including all amendments thereto, have heretofore been delivered to Purchaser.

Section 6.2.         Capitalization; Ownership.

(a)          The authorized capital stock of the Company consists of 2,000,000 shares of Common Stock.  As of the Closing there will be 1,850,000 shares of Common Stock issued and outstanding and no other shares of capital stock of the Company issued and outstanding.  All of such issued and outstanding shares of Common Stock are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned beneficially and of record as set forth on the Ownership Schedule.  All dividends and other distributions declared with respect to the issued and outstanding shares of the capital stock or other equity interests of the Company have been paid or distributed.

(b)          There are no outstanding (i) subscriptions, options, calls, agreements, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, debenture, instrument or other agreement, obligating the Company or any Shareholder to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the Company or any Shareholder to grant, extend or enter into any agreement or commitment described above or (ii) obligations of the Company or any Shareholder to repurchase, redeem or otherwise acquire any securities referred to in clause (i) above.  There are no shareholder or stockholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any Shareholder is a party or is bound with respect to the voting of any shares of capital stock of the Company.

Section 6.3.         Subsidiaries.  The Company owns all outstanding Class A shares of Resolutions, LLC.  Resolutions, LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.  Resolutions, LLC does not transact business in any jurisdiction.  True, accurate and complete copies of Resolutions, LLC's Certificate of Organization, Operating Agreement and other agreements defining the rights of its shareholders, in each case as in effect on the date hereof including all amendments thereto, have heretofore been delivered to Purchaser.

Section 6.4.         Authority; Non-Contravention; Approvals.

(a)          The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been approved by the board of directors of the Company, and no other corporate proceedings on the part of the Company or the Shareholders are necessary to authorize the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery hereof by the Purchaser, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (b) general equitable principles.

(b)          The execution and delivery of this Agreement by the Company and the Shareholders and the consummation by the Company and the Shareholders of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or Encumbrance upon any of the properties or assets of the Company under any of the terms, conditions or provisions of (i) the charter or bylaws of the Company, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to the Company or any Shareholder, or any of their respective properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company is now a party or by which the Company or any of its properties or assets may be bound or affected.

(c)          No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company and the Shareholders or the consummation by the Company and the Shareholders of the transactions contemplated hereby.

Section 6.5.         Financial Statements.  The unaudited balance sheet, cash flow statement and income statement of the Company attached to the Shareholder Disclosure Letter (collectively, the "Company Financial Statements") are true, correct and complete, and fairly present the financial position of the Company as of December 31, 2004, and the results of its operations and cash flows for the periods then ended, on an accrual basis of accounting and on a basis consistent with the books and records of the Company and prior periods, subject to normal year-end adjustments and any other adjustments described therein.  On or before the Closing Date, the Company shall deliver audited balance sheets, cash flow statements and income statements of the Company for the period ending December 31, 2004 in a form acceptable to VillageEDOCS's certified public accountants, and will deliver an unaudited balance sheet and income statement of the Company for the quarter ended March 31, 2005 in a form acceptable to the Purchaser.

Section 6.6.         Absence of Undisclosed Liabilities.  The Company has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies (i) which are accrued on or reserved against the Company Financial Statements or reflected in the notes thereto, or (ii) which were incurred after December 31, 2004, were incurred in the ordinary course of business and consistent with past practices and are immaterial.

Section 6.7.         Absence of Certain Changes or Events.  Since January 1, 2005, (i) the Company has not, directly or indirectly, purchased, redeemed or otherwise acquired any of its securities; (ii) the Company has not granted any increase in the compensation of its officers, directors or employees (including any increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) and has not paid any bonuses to any officers, directors or employees; (iii) the Company has not adopted, entered into or amended any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; (iv) the Company has not made any amendment to its Articles of Incorporation or Bylaws or changed the character of its business in any material manner; (v) the business of the Company has been conducted in the ordinary course of business consistent with past practices; (vi) there has not been any event, occurrence, development or state of circumstances or facts which has had, or could reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect on the Company; (vii) the Company has not authorized a stock split; and (viii) the Company has not permitted or allowed any of its material assets to be subject to any Encumbrance, except for Permitted Encumbrances.

Section 6.8.         Litigation.  There are no claims, suits, actions, inspections, investigations or proceedings pending or, to their knowledge, threatened against, relating to or affecting the Company before any Governmental Authority, or any mediator or arbitrator, and, to their knowledge, there is no reasonable basis for same.  The Company is not subject to any order of any Governmental Authority specifically applicable to the Company, or any mediator or arbitrator.

Section 6.9.         Billed but Uncollected Invoices.  All billed but uncollected invoices of the Company represent bona fide sales actually made in the ordinary course of business and are collectible within 90 days after the applicable billing date, without set off or counterclaim.  To their knowledge, none of the parties owing funds to the Company is involved in a bankruptcy or insolvency proceeding or is generally unable to pay its debts as they become due.  The Company has good and valid title to the claims represented by the billed but uncollected invoices free and clear of all Encumbrances.  No goods or services, the sale or provision of which gave rise to any billed but uncollected invoices, have been returned or rejected by any account debtor or lost or damaged prior to the receipt thereby.

Section 6.10.       No Violation of Law; Compliance with Agreements.

(a)          The Company is not in violation of, and has not been given notice or been charged with any violation of, any Legal Requirement of any Governmental Authority.  No investigation or review by any Governmental Authority is pending or, to their knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct the same.  The Company has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals required or necessary to conduct its business as presently conducted (collectively, the "Company Permits").  The Company is not in violation of the terms of any Company Permit.

(b)          The Company is not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (i) the charter, bylaws or similar organizational instruments of the Company or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Company is a party or by which it is bound or to which any of its properties or assets is subject.

Section 6.11.       Insurance.  The Shareholder Disclosure Letter sets forth a list of all insurance policies owned by the Company or by which the Company or any of its properties or assets is covered against present losses, all of which have been for the periods covered, and are currently, in full force and effect.  The scope and amount of such listed insurance policies are customary and reasonable for the businesses in which the Company has been engaged during the last three years and provide adequate insurance coverage for the assets and the operations of the Company for all risks normally insured against by a Person carrying on the same business or businesses as the Company.  No insurance has been refused with respect to any operations, properties or assets of the Company nor has coverage of any insurance been limited by any insurance carrier that has carried, or received any application for, any such insurance during the last three years.  No insurance carrier has denied any claims made against any of the policies listed in the Shareholder Disclosure Letter.  Further, all such policies are sufficient for compliance with all Legal Requirements and Contracts to which the Company is a party, and will continue in full force and effect following the consummation of the transactions contemplated hereby.

Section 6.12. Taxes.         (i) The Company has (x) duly filed (or there has been filed on its behalf) with the appropriate taxing authorities all Tax Returns required to be filed by it on or prior to the date hereof, and (y) duly paid in full or made adequate provision therefor on its financial statements (or there has been paid or adequate provision has been made on its behalf) for the payment of all Taxes for all periods ending through the date hereof (whether or not shown on any Tax Return); (ii) all such Tax Returns filed by or on behalf of the Company are true, correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations; (iii) no claim has ever been made in writing by any authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; (iv) there are no liens for Taxes upon any property or assets of the Company, except for liens for Taxes not yet due and payable; (v) the Company has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and the manner prescribed by law, withheld and paid over to the appropriate taxing authority all Taxes required to be so withheld and paid over under all applicable laws in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party; and (vi) the Company has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Internal Revenue Code of 1986, as amended (the "Code") at all times during its existence, and the Company will be an S corporation up to and including the Closing.

Section 6.13.       Employee Benefit Plans. Except as set forth in the Shareholder Disclosure Letter, the Company does not maintain, and has never maintained, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

Section 6.14.       Employee and Labor Matters.

(a)          At or prior to Closing, the Company has separately provided Purchaser with a true and complete list, dated as of April 1, 2005 (the "Employee Schedule"), of all employees of the Company listing the title or position held, base salary or wage rate and any bonuses, commissions, profit sharing, or other material compensation or perquisites payable to, and all material employee benefits received, by such employees.  The Company has not entered into any agreement or agreements pursuant to which the combined annual payroll of the Company, including projected pay increases, overtime and fringe benefit costs, required to operate its business (including all administrative and support personnel) would be materially greater than as listed on the Employee Schedule.

(b)          The Company has provided Purchaser copies of all health, dental, life and disability insurance plans of the Company.

(c)          The Company is not a party to or bound by any written employment agreements or commitments, other than on an at-will basis.

(d)          The Company is not a party to or bound by any collective bargaining or similar agreement with any labor organization or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company and none of the employees of the Company is represented by any labor organization.

(e)          There is no unfair labor practice charge or complaint against the Company pending or, to their knowledge, threatened before the National Labor Relations Board or any similar state or  local agency responsible for administering such charges or complaints.

(f)           Except as set forth in the Company's employee handbook, there are no material written personnel policies, rules or procedures applicable to employees of the Company.

(g)          There are no proceedings pending or, to their knowledge, threatened against the Company in any forum by or on behalf of any present or former employee of the Company, any applicant for employment, or classes of the foregoing, alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(h)          The Company is, and at all times has been, in material compliance with all Legal Requirements applicable to the Company respecting employment and employment practices, terms and conditions of employment, wages, hours of work, overtime, leave time, immigration, and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Legal Requirements applicable to the Company.

(i)           The Company is not a party to any agreement with any employee or other party that provides for compensation, severance pay, benefits, or the vesting of options or shares as a result of the transactions contemplated by this Agreement.

(j)           Prior to April 1, 2005, the Company terminated two employees, Output Solutions, and a marketing contractor resulting in a reduction in monthly operating costs of approximately $20,000.  Prior to April 1, 2005, the Company, with the Purchaser's knowledge and consent, hired two additional sales representatives.

Section 6.15.       Non-Competition Agreements.  The Company has provided Purchaser true and complete copies of all confidentiality, non-solicitation and/or non-competition agreements between the Company and any of the Shareholders, between the Company and any employee of the Company, or between Alexander Riess or William R. Falcon and a party other than the Company.  Neither the Company nor any Shareholder is a party to any agreement which purports to restrict or prohibit any of them from, directly or indirectly, engaging in any business currently engaged in by the Company.  None of the Company's shareholders, officers, directors, or key employees is a party to any agreement which, by virtue of such Person's relationship with the Company, restricts the Company or any subsidiary of the Company from, directly or indirectly, engaging in any of the businesses of the Company.

Section 6.16.       Environmental Matters.  The Company is in compliance with, and has at all times been in compliance with, all Environmental Laws in connection with the conduct of the business of the Company and the use, maintenance and operation of any of its business facilities.

Section 6.17.       Title to Assets.  The Company has good and saleable title to all its material assets and valid leasehold interests in its leased assets and properties, as reflected in the most recent balance sheet included in the Company Financial Statements, except for properties and assets that have been disposed of in the ordinary course of business since the date of the latest balance sheet included therein, free and clear of all Encumbrances of any nature whatsoever, except for Permitted Encumbrances.  All leases under which the Company leases any real property have been delivered to Purchaser and are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default by or on behalf of the Company or its Subsidiaries, or by or on behalf of any third party.

Section 6.18.       Contracts, Agreements, Plans and Commitments.  The Shareholders have set forth in the Shareholder Disclosure Letter a complete list of all written and oral contracts, agreements, plans and commitments (collectively, the "Contracts") to which the Company is a party or by which the Company or any of its assets is bound as of the date hereof, including:

(a)          any contract, commitment or agreement that involves aggregate expenditures by the Company of more than $5,000 per year;

(b)          any contract or agreement (including any such contracts or agreements entered into with any Governmental Authority) relating to the maintenance or operation of the business that involves aggregate expenditures by the Company of more than $5,000;

(c)          any indenture, loan agreement, or note under which the Company has outstanding indebtedness, obligations or liabilities for borrowed money;

(d)          any contract (or group of related contracts) for the lease of personal property to or from any Person providing for lease payments in excess of $5,000 per annum;

(e)          any lease or sublease for the use or occupancy of real property;

(f)           any agreement concerning confidentiality or that restricts the right of the Company to engage in any type of business;

(g)          any guarantee, direct or indirect, by any Person of any Contract, lease or agreement entered into by the Company;

(h)          any partnership, joint venture or construction and operation agreement;

(i)           any agreement of surety, guarantee or indemnification with respect to which the Company is the obligor, outside of the ordinary course of business;

(j)           any Contract that requires the Company to pay for goods or services substantially in excess of its estimated needs for such items or the fair market value of such items;

(k)          any Contract for the employment of any individual on a full-time, part-time, consulting, or other basis, including any such contract providing severance benefits;

(l)           any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other similar Contract for the benefit of its current or former directors, officers, and employees;

(m)         any Contract, agreed order or consent agreement that requires the Company to take any actions or incur any expenses to remedy non-compliance with any Environmental Law;

(n)          any collective bargaining Contract or similar agreement;

(o)          any Contract between the Company and any Shareholder or any of their respective Affiliates;

(p)          any Contract by which the Company is a licensee, licensor, seller or purchaser of any Intellectual Property contained in or used by the Proprietary Computer Software or of any Company Intellectual Property Rights;

(q)          any agreement by which the Company indemnifies a third party for infringement of Intellectual Property; and

(r)           any other Contract material to the Company or its business.

True, correct and complete copies of each such written Contracts have been provided to Purchaser. All such written Contracts (i) were duly and validly executed and delivered by the Company and, to the Knowledge of the Officers, the other parties thereto and (ii) are valid and in full force and effect.  The Company has fulfilled all material obligations required of the Company under each such Contract to have been performed by it prior to the date hereof, including timely paying all interest on its debt as such interest has become due and payable, and the Company will not be in breach of any material obligations by continuing to operate substantially in the same manner after Closing as before Closing.  There are no counterclaims or offsets under any of such Contracts.  No event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by the Company of the transactions contemplated by this Agreement, will exist under any Contract, to which the Company is a party or by which the Company is bound or to which any of the properties, assets or operations of the Company is subject.  There are no renegotiations of, or attempts to renegotiate, or outstanding rights to renegotiate, any material amounts paid or payable to the Company under current or completed Contracts, with any Person having the contractual or statutory right to demand or require such renegotiation.  No such Person has made written demand for such renegotiation.  The consummation of the transactions contemplated herein will vest in the Purchaser all rights and benefits under the Contracts and the right to operate the Company's business and assets under the terms of the Contracts in the manner currently operated and used by the Company.

Section 6.19.       Supplies.  The Supplies of the Company are of a quantity and quality that have been normal for the Company in the ordinary course of business and are owned by the Company free and clear of any Encumbrances.

Section 6.20.       Brokers and Finders.  Neither the Company nor the Shareholders have entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby.  There is no claim for payment by the Company or the Shareholders of any investment banking fees, finder's fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

Section 6.21.       Intellectual Property.  The Company has rights to use, whether through ownership, licensing or otherwise, all patents, trademarks, service marks, trade names, copyrights, software, trade secrets and all other Intellectual Property that are material to its business as now conducted (collectively the "Company Intellectual Property Rights").  With specific regards to the Proprietary Computer Software, the Company is the exclusive owner of all Intellectual Property contained in, used by or required to use the Proprietary Computer Software.  The Company does not own any patents.  The Officers have no knowledge of any infringement by any other Person of any of the Company Intellectual Property Rights or the Proprietary Computer Software and the Company has not entered into any agreement to indemnify any other party against any charge of infringement of any of the Company Intellectual Property Rights or the Proprietary Computer Software.  The Company has not received any communication alleging that it or the Proprietary Computer Software violates or infringes the Intellectual Property of any other Person.  The Company has not been sued for infringing any Intellectual Property of another Person.  There is no claim or demand of any Person pertaining to, or any proceeding which is pending or, to their knowledge, threatened, that challenges the rights of the Company in respect of the Proprietary Computer Software, the Company Intellectual Property Rights, or that claims that any default exists under any Company Intellectual Property Rights or the Proprietary Computer Software.  Neither the Proprietary Computer Software nor the Company Intellectual Property Rights are subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, tribunal, arbitrator, or other governmental authority.

Section 6.22.       Relationships.  Except for non-renewal of the Company's support agreement with Adobe Systems Incorporated, the Company has not received notice from any customer, supplier or any party (each a "Contract Party") to any Contract with the Company that such customer, supplier or Contract Party intends to discontinue doing business with the Company, or has indicated any intention (a) to terminate its existing business relationship with the Company or (b) not to continue its business relationship with the Company, whether as a result of the transactions contemplated hereby or otherwise.

Section 6.23.       Certain Payments.  Neither the Company nor any shareholder, officer, director or employee of the Company has paid or received or caused to be paid or received, directly or indirectly, in connection with the business of the Company (a) any bribe, kickback or other similar payment to or from any domestic or foreign government or agency thereof or any other Person or (b) any contribution to any domestic or foreign political party or candidate (other than from personal funds of such shareholder, officer, director or employee not reimbursed by the Company or as permitted by applicable law).

Section 6.24.       Books and Records.  The corporate minute books, and other organizational records of the Company are correct and complete in all material respects and the signatures appearing on all documents contained therein are the true signatures of the Person purporting to have signed the same. All actions reflected in said books and records were duly and validly taken in material compliance with the laws of the applicable jurisdiction, and no meeting of the board of directors of the Company or any committee thereof has been held for which minutes have not been prepared and are not contained in the minute books. To the extent that they exist, all personnel files, reports, strategic planning documents, financial forecasts, accounting and Tax records, licenses of Intellectual Property and all other records of every type and description that relate to the business of the Company have been prepared and maintained in accordance with good business practices and, where applicable, in substantial conformity with applicable laws and regulations.  All such books and records are located in the offices of the Company and have been made available for inspection by Purchaser.

Section 6.25.       Condition and Sufficiency of Assets.  All equipment owned or leased by the Company is adequate for the uses to which it is being put, and is not in need of maintenance or repairs except for ordinary, routine maintenance, repairs and refurbishments consistent with past practices.  The Proprietary Computer Software and all Company Intellectual Property Rights are adequate for the uses to which they are being put, and are not in need of upgrade, update, maintenance or repairs except for ordinary upgrades, updates, routine maintenance, and repairs consistent with past practices.

Section 6.26.       Disclosure; Accuracy of Information Furnished.  There is no fact known to the Company or either of the Shareholders (other than general economic conditions) that would have a Material Adverse Effect on the Company that has not been set forth in this Agreement or in the Shareholder Disclosure Letter or otherwise delivered or to be delivered in connection with this Agreement.  No representation, statement, or information contained in this Agreement (including in the Shareholder Disclosure Letter or any other Schedule delivered or to be delivered in connection with this Agreement) or any agreement or document executed in connection herewith or delivered pursuant hereto or thereto or made or furnished to Purchaser or its representatives by the Company or such Shareholder contains any untrue statement of a material fact or omits any material fact necessary to make the information contained therein not misleading.  The Company has provided Purchaser with correct and complete copies of all documents listed or described in this Agreement, in the Shareholder Disclosure Letter, or in any other Schedule delivered or to be delivered in connection with this Agreement.

ARTICLE VII.

ADDITIONAL AGREEMENTS

Section 7.1.         Taking of Necessary Action; Further Assurances.  The Shareholders, the Company and the Purchaser shall execute and deliver to the other, after the Closing Date, any other instrument which may be reasonably requested by the other and which is reasonably appropriate to perfect or evidence any of the sales, assignments, transfers or conveyances contemplated by this Agreement or to obtain any consents or licenses necessary for the Purchaser or the Company to operate the Company's business in the manner operated by the Company prior to the Closing Date.

Section 7.2.         Expenses and Fees.  The Company will pay the first $10,000 of legal fees and expenses and one half of the legal fees to the extent that such fees and expenses exceed $10,000 incurred by the Company and the Shareholders in connection with this Agreement and the Shareholders shall pay all legal fees not required to be paid by the Company and the Shareholders in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any and all broker's commissions, employee bonuses (but not severance pay) paid in connection with change-of-control, and the fees and expenses of the Company's and the Shareholders' attorneys, and will make all necessary arrangements so that neither the Company (post-Closing) nor the Purchaser will be charged with any such cost or expense. The Purchaser shall pay all costs and expenses incurred by Purchaser in connection with this Agreement and the transactions contemplated hereby, including without limitation, the fees and expenses of their attorneys and accountants.

Section 7.3.         Public Statements.  Except as required by law, the Shareholders shall obtain the written consent of the Purchaser (which will not be unreasonably withheld or delayed), prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby.  The Purchaser may make public announcements and disclosures without the consent of the Shareholders or the Company for the purpose of fulfilling its obligations under the Securities and Exchange Act of 1934 and other applicable laws.

Section 7.4.         Notification of Certain Matters.  Each of the Shareholders, Purchaser and the Company agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, any material failure (or any failure in the case of any covenant, condition or agreement containing any materiality qualification) on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Section 7.5.         Tax Matters.

(a)          The Company and the Shareholders have not revoked (and shall not revoke) the Company's election to be taxed as an S corporation within the meaning of Code Sections 1361 and 1362 prior to the Closing.  The Company and the Shareholders have not taken or allowed (and shall not take or allow) any action that would result in the termination of the Company's status as a validly electing S corporation within the meaning of Code Sections 1361 and 1362 prior to the Closing.

(b)          The Shareholders shall prepare or cause to be prepared and file or cause to be filed all Income Tax Returns of the Company for all periods ending on or prior to the Closing Date that are due after the Closing Date, and shall pay or cause to be paid any Taxes shown to be due on such Income Tax Returns.  The Shareholders shall permit the Purchaser to review and comment on each such Income Tax Return described in the preceding sentence prior to filing and shall not file such Income Tax Returns without the consent of the Purchaser.  In the event the Purchaser disputes any items reflected on such Tax Returns, then the Shareholders and the Purchaser shall negotiate in good faith and attempt to resolve the disagreement.  If the disagreement is not resolved within 20 days, then the matter shall be submitted to a neutral tax professional for determination of the disputed items.  The Purchaser acknowledges that the Company will no longer be eligible for S corporation status after the Closing Date.  Accordingly, a final Form 1120S for the Company will be required to be prepared for the period January 1, 2005 through the end of the Closing Date.  Such income tax return will be prepared by the Shareholders (subject to the review and approval of the Purchaser pursuant to this Section 7.5(b)) allocating income and expenses to this period according to the closing of the books method, in accordance with Section 1362(e) of the Code.

(c)          Purchaser, the Company and the Shareholders shall cooperate fully, as and to the extent reasonably requested by the other party in connection with the filing of Tax Returns pursuant to this Section 7.5 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Purchaser, the Company and the Shareholders agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser, the Company or the Shareholders, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Purchaser, the Company or the Shareholders shall allow, as the case may be, the other party to take possession of such books and records.  Purchaser and the Shareholders further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person or entity as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d)          All transfer, documentary, sales, use, stamp, registration and such other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be paid by the Shareholders when due, and the Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(e)          Any Tax refund pertaining to the Pre-Closing Period (reduced by any Taxes imposed on the Company as a result of such refund) shall be for the account of, and paid over to the Shareholders on a Pro-Rata Basis.

(f)           Any payments made to the Shareholders, Company or Purchaser pursuant to the indemnification provisions of this Agreement shall constitute an adjustment of the consideration paid for the stock of Company for Tax purposes and shall be treated as such by the Shareholders, Company and Purchaser on their Tax Returns to the extent permitted by law.

               Section 7.6.         Non-Competition and Non-Solicitation Covenants.

(a)          In order to induce Purchaser to enter into this Agreement and to assure that Purchaser realize the benefits of the transactions contemplated hereby, and in consideration of the substantial Purchase Price being paid by the Purchaser for the Company, including its business and customer goodwill, and the consideration being paid to the Shareholders for their shares of the Common Stock, and in order to protect the Purchaser's legitimate business interests in the Company and the confidential information (including trade secrets) and the value and goodwill of Purchaser's and the Company's business, and to reduce the likelihood of irreparable damage which would occur in the event such information is provided to or used by a competitor of Purchaser or the Company, each Shareholder agrees, for (i) so long as he is an employee of Purchaser, the Company or an Affiliate thereof (the "Employment Period"), and (ii) for a period thereafter until the later of five years from the Closing or one year from the end of the Employment Period (the "Non-Competition Term"), not to, directly or indirectly, either through any form of ownership or as an individual, director, officer, principal, agent, employee, employer, adviser, consultant, shareholder (other than passive investments in public companies resulting in less than 2% ownership of each such company), partner, or in any other individual or representative capacity whatsoever, either for his own benefit or for the benefit of any Person, without the prior written consent of Purchaser (which consent may be withheld in its reasonable discretion), engage in any manner in the Business, as defined below, in the United States of America or any other location where the Company has conducted or currently is conducting business as of the date of this Agreement or conducts business during the Employment Period or the Non-Competition Term.  For purposes of this Section 7.6, "Business" means the development, distribution and support of software in the content management marketplace.  Any such acts during the Employment Period and/or the Non-Competition Term shall be considered breaches and violations of this Agreement.

                              (b)          Each Shareholder also agrees that, during the Employment Period and for an additional period of two years from the end of the Employment Period (the "Non-Solicitation Term"), neither he nor any individual, partner(s), limited partnership, corporation or other entity or business with which he is in any way affiliated, including without limitation, any partner, limited partner, director, officer, shareholder or employee of any such entity or business, will request, induce or attempt to influence, directly or indirectly, any employee of Purchaser or the Company to terminate their employment with Purchaser or the Company, as applicable.  Each Shareholder further agrees that, during the Non-Solicitation Term, he shall not, directly or indirectly, as an individual, employee, agent, consultant, owner, director, partner or in any other individual or representative capacity of any other Person, solicit or encourage any present or future customer or client of Purchaser or the Company to terminate, limit or otherwise adversely alter his, her or its relationship with Purchaser or the Company, as applicable, or seek to provide goods and services related to the Business to any present or future clients or customers of Purchaser or the Company.

                              (c)          Each Shareholder hereby acknowledges that the geographic boundaries, scope of prohibited activities and the time duration of the provisions of this Section 7.6 are reasonable and are no broader than are necessary to protect the legitimate business interests of Purchaser and the Company, including protecting the value and goodwill of Purchaser in acquiring the stock of the Company, including its business, assets and customer goodwill.  Each Shareholder further acknowledges that Purchaser would not have entered into this Agreement, pay the substantial Purchase Price for the capital stock of the Company, including the Company's business and customer goodwill, or pay to the Shareholders the consideration for his shares of Common Stock, but for his covenants or promises contained in this Section 7.6.

                              (d)          It is the desire and intent of the Parties that the provisions of this Section 7.6 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, although Shareholders agree that the restrictions contained in this Section 7.6 are reasonable for the purposes of preserving the business of Purchaser and the Company and its proprietary rights, if any particular provision of this Section 7.6 shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.  Notwithstanding the preceding  sentence, it is expressly understood and agreed that, although each Shareholder agrees that the restrictions contained in this Section 7.6 are reasonable, if a final determination is made by a court of competent jurisdiction or pursuant to an arbitration in accordance with this Agreement that the scope, time or territory or any other restriction contained in this Section 7.6 is unenforceable against him, the provisions of this Section 7.6 shall be deemed reformed to apply as to such maximum scope, time and territory and to such maximum extent as such court or arbitration may finally determine to be enforceable.

                              (e)          Each Shareholder acknowledges that damages at law would be an inadequate remedy for the breach or threatened breach by a Shareholder of any provision of this Section 7.6, and agrees in the event of such breach or threatened breach that Purchaser or the Company or any Affiliate thereof may obtain temporary and permanent injunctive relief (any requirements for posting of bond for injunction are hereby expressly waived) restraining such Shareholders from such breach, and, to the extent permissible under applicable statutes and rules of procedure, a temporary injunction may be granted immediately upon the commencement of any such suit.  Nothing contained in this Agreement shall be construed as prohibiting Purchaser or the Company or any Affiliate thereof from pursuing other remedies available at law or in equity for such breach or threatened breach of this Section 7.6.

               Section 7.7          Shareholder Loans to the Company.         Beginning on the date the first payment is made under the Purchaser Notes and on the date of next succeeding nine payments thereunder, Falcon agrees to loan the sum of $40,000, and Riess agrees to loan the sum of $60,000, to the Company (the "Shareholder Loans").   Falcon shall loan the company on a monthly basis an amount equal to twenty percent (20%) of the combined principle payments received by Falcon and Riess under the Purchaser Notes.  Riess shall loan the company on a monthly basis an amount equal to thirty percent (30%) of the combined principle payments received by Falcon and Riess under the Purchaser Notes.  The Company will repay the Shareholder Loans beginning in the first month after the month in which the final payment has been made on the Purchaser Notes by making aggregate monthly payments of $10,000 (40% of which shall be paid to Falcon and 60% of which shall be paid to Riess), each plus interest at the rate of 7.5% per annum.

               Section 7.8          Conduct of Business.  From the date hereof until the Closing Date, the Company shall carry on, and Shareholders shall cause the Company to carry on, its business in the ordinary course and substantially in the same manner as previously conducted, unless Purchaser shall have consented in writing, and use commercially reasonable efforts to preserve intact the business organization of the Company and relationships with third parties (including lessors, licensors, suppliers, consultants, distributors and customers) and employees.  The Company has made the Purchaser aware of proposals for insurance that it has received from ADP for health insurance, workman's compensation, short and long-term disability insurance and a flex medical plan, and Purchaser hereby consents to acceptance of such proposals by the Company.

               Section 7.9          Earnout Rights.   The current balance sheet of the Company currently shows approximately $30,000 owed to the Shareholders.  The amounts owed to the Shareholders will be paid, if at all, without interest, as follows:

(i)               One half of such amount will be paid to the Shareholders if during the first four calendar quarters following the Closing Date, the Company reports pre-tax operating income and positive cash flow in two quarters;

(ii)             Three-fourths of such amount will be paid to the Shareholders if during the first four calendar quarters following the Closing Date, the Company reports pre-tax operating income and positive cash flow in three quarters; and

(iii)           All of such amount will be paid to the Shareholders if the Company reports pre-tax operating income and positive cash flow in all four calendar quarters following the Closing Date.

               In computing "pre-tax net operating profit", the accountants shall eliminate, as nearly as possible, the effect of overhead and other costs incurred by the Company solely as a result of the transactions described in this Agreement and shall add overhead and other costs eliminated by the Company solely as a result of the transactions described in this Agreement.  Any amount earned by the Shareholders pursuant to this Section 7.9 will be paid after the Purchaser Notes have been paid in full.

               Section 7.10        Credit Card Obligations.   During the twelve (12) month period following the Closing, the Company will pay approximately $50,000 in credit card debt reflected on the books of the Company as of the Closing Date and will use its best efforts to remove the Shareholders from personal liability for credit cards issued to the Company.

               Section 7.11        Employee Stock Options.  Employees of the Company will be eligible to participate in the VillageEDOCS stock option plan according to the terms of such plan.  VillageEDOCS will allocate 1,500,000 options to be granted to employees of the Company from time to time.  Although the option plan requires that decisions regarding the granting of options be made by the VillageEDOCS board of directors, in making their decisions regarding the granting of options, a significant consideration will be recommendations made by the Shareholders regarding appropriate levels of grants to specific employees of the Company.   VillageEDOCS has agreed to grant options to current employees of the Company in accordance with the Employee Option Schedule attached hereto as Schedule 7.11.

ARTICLE VIII.

INDEMNIFICATION

Section 8.1.         The Shareholders' Indemnity Obligations.  Subject to the limitations set forth in this Article VIII, the Shareholders shall, on a Pro-Rata Basis, indemnify, defend and hold harmless the Company, Purchaser and each of the Company's and Purchaser's respective officers, directors, employees, agents, representatives and Affiliates (each a "Purchaser Indemnified Party") from and against any and all claims, actions, causes of action, arbitrations, proceedings, losses, damages, remediations, liabilities, strict liabilities, judgments, fines, penalties and expenses, including, without limitation, reasonable attorneys' fees (collectively, the "Indemnified Amounts"), paid, imposed on or incurred by a Purchaser Indemnified Party, directly or indirectly, (a) relating to, resulting from or arising out of (i) any breach or misrepresentation in any of the representations and warranties made by or on behalf of any Shareholder in this Agreement or any certificate or instrument delivered in connection with this Agreement, (ii) any violation or breach by any Shareholder of, or default by any Shareholder under, any of the covenants made by or on behalf of any Shareholder in this Agreement or any certificate or instrument delivered in connection with this Agreement, (iii) any Taxes incurred by the Shareholders, the Company, or the Purchaser as a result of the consummation of the transactions contemplated by this Agreement (including United States federal income taxes under Section 1374 of the Code), (iv) any Taxes (or the non-payment thereof) of (1) the Company or the Shareholders for the Pre-Closing Period and (2) any other Person imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring on or prior to the Closing, or (v) any claim (1) for workers' compensation benefits based on an injury suffered by any employee or contractor prior to the Closing Date, or (2) for fees, assessments, sanctions, fines or penalties imposed by any Governmental Authority resulting from or related to the Purchaser's failure to maintain workers' compensation insurance, or (b) relating to, resulting from or arising out of any allegation of a third party of the events described in Sections 8.1(a)(i) through (v) above.

Section 8.2.         Purchaser's Indemnity Obligations.  Purchaser shall indemnify and hold harmless the Shareholders and each of the Shareholders' agents, representatives and Affiliates (each a "Shareholder Indemnified Party") from and against any and all Indemnified Amounts incurred by a Shareholder Indemnified Party as a result of (a) relating to, resulting from or arising out of (i) any breach or misrepresentation in any of the representations and warranties made by or on behalf of Purchaser in this Agreement or any certificate or instrument delivered in connection with this Agreement, or (ii) any violation or breach by Purchaser of, or default by Purchaser under, any of the covenants made by Purchaser in this Agreement or any certificate or instrument delivered in connection with this Agreement, or (b) relating to, resulting from or arising out of any allegation of a third party of the events described in Sections 8.2(a)(i) and (ii) above.

Section 8.3.         Indemnification Procedures.  All claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a)          A party claiming indemnification under this Agreement (an "Indemnified Party") shall with reasonable promptness (i) notify the party from whom indemnification is sought (the "Indemnifying Party") of any third-party claim or claims asserted against the Indemnified Party ("Third-Party Claim") for which indemnification is sought and (ii) transmit to the Indemnifying Party a copy of all papers served with respect to such claim (if any) and a written notice ("Claim Notice") containing a description in reasonable detail of the nature of the Third-Party Claim, an estimate of the amount of damages attributable to the Third-Party Claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party's request for indemnification under this Agreement.

(b)          Within 15 days after receipt of any Claim Notice (the "Election Period"), the Indemnifying Party shall notify the Indemnified Party (i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party with respect to such Third-Party Claim and (ii) whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Third-Party Claim.

(c)          If the Indemnifying Party notifies the Indemnified Party within the Election Period that the Indemnifying Party elects to assume the defense of the Third-Party Claim, then the Indemnifying Party shall have the right to defend, at its sole cost and expense, such Third-Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party in accordance with this Section 8.3. The Indemnifying Party shall have full control of such defense and proceedings. The Indemnified Party is hereby authorized, at the sole cost and expense of the Indemnifying Party, to file, during the Election Period, any motion, answer or other pleadings that the Indemnified Party shall reasonably deem necessary or appropriate to protect its interests. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third-Party Claim that the Indemnifying Party elects to contest, including, without limitation, the making of any related counterclaim against the Person asserting the Third-Party Claim or any cross-complaint against any Person, at the Indemnifying Party's sole cost and expense.  Except as otherwise provided herein, the Indemnified Party may participate in, but not control, any defense or settlement of any Third-Party Claim controlled by the Indemnifying Party pursuant to this Section 8.3 and shall bear its own costs and expenses with respect to such participation.

(d)          If the Indemnifying Party fails to notify the Indemnified Party within the Election Period that the Indemnifying Party elects to defend the Indemnified Party pursuant to the preceding paragraph, or if the Indemnifying Party elects to defend the Indemnified Party but fails to prosecute or settle the Third-Party Claim as herein provided, or if the Indemnified Party reasonably objects to such election on the grounds that counsel for such Indemnifying Party cannot represent both the Indemnified Party and the Indemnifying Parties because such representation would be reasonably likely to result in a conflict of interest, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third-Party Claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settled.  In such a situation, the Indemnified Party shall have full control of such defense and proceedings and the Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 8.3, and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(e)          The Indemnifying Party shall not settle or compromise any Third-Party Claim unless (i) the terms of such compromise or settlement require no more than the payment of money (i.e., such compromise or settlement does not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action), (ii) the full amount of such monetary compromise or settlement will be paid by the Indemnifying Party, and (iii) the Indemnified Party receives as part of such settlement a legal, binding and enforceable unconditional satisfaction and/or release, in form and substance reasonably satisfactory to it, providing that such Third-Party Claim and any claimed liability of the Indemnified Party with respect thereto is being fully satisfied by reason of such compromise or settlement and that the Indemnified Party is being released from any and all obligations or liabilities it may have with respect thereto. The Indemnified Party shall not settle or admit liability to any Third-Party Claim without the prior written consent of the Indemnifying Party unless (x) the Indemnifying Party has disputed its potential liability to the Indemnified Party, and such dispute either has not been resolved or has been resolved in favor of the Indemnifying Party, or (y) the Indemnifying Party has failed to respond to the Indemnified Party's Claim Notice.

(f)           In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third-Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the "Indemnity Notice") describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party's request for indemnification under this Agreement.

Section 8.4.         Indemnifiable Damage Threshold; Other Limitations.

(a)          Notwithstanding anything to the contrary contained herein, neither the Purchaser Indemnified Parties nor the Shareholder Indemnified Parties shall receive any payment in connection with a claim for indemnification from a breach or misrepresentation in any of the representations and warranties made in this Agreement (other than those set forth in Sections 5.1, 5.2, 6.1, 6.2, 6.4 or 6.12) unless and until Indemnified Amounts in an aggregate amount greater than $10,000 (the "Threshold") have been incurred, paid or properly accrued by the Purchaser Indemnified Parties or the Shareholder Indemnified Parties, as applicable, in which case the Purchaser Indemnified Parties or the Shareholder Indemnified Parties, as applicable, may make claims for indemnification, and receive payment therefor, for all Indemnified Amounts (regardless of the Threshold).

(b)          In connection with any claim for indemnification under this Agreement, each Indemnified Party shall use reasonable commercial efforts to mitigate, reduce or eliminate any Indemnified Amounts which may be incurred, paid or accrued by such Indemnified Party.  All Indemnified Amounts recoverable by an Indemnified Party hereunder shall be net of insurance proceeds and tax benefits received by such Indemnified Party, after subtracting any costs of recovery and the amount of premiums paid, and making adjustment for future premium increases.  Indemnified Amounts shall specifically exclude punitive damages in all cases other than fraud (except with respect to punitive damages incurred, paid or accrued by an Indemnified Party as a result of a third-party claim or allegation), and to the extent arising from a breach of representations and warranties shall exclude consequential, special and incidental damages (except with respect to consequential, special and incidental damages incurred, paid or accrued by an Indemnified Party as a result of a third-party claim or allegation).

Section 8.5.         Determination of Indemnified Amounts.  The Indemnified Amounts payable by an Indemnifying Party hereunder shall be determined (a) by the written agreement of the parties, (b) by mediation, (c) by a final judgment or decree of any court of competent jurisdiction, or (d) by any other means agreed to in writing by the Parties.  A judgment or decree of a court shall be deemed final when the time for appeal, if any, has expired and no appeal shall have been taken or when all appeals taken have been fully determined.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.1.         Nature of Shareholders' Obligations.  The covenants of each Shareholder in Article III concerning the sale of his Common Stock of the Company to the Purchaser, and the representations and warranties of each Shareholder in Article V, are several and not joint obligations.  This means that, except as provided in the proviso to the preceding sentence, (a) an individual Shareholder making a representation, warranty or covenant shall be solely responsible to the extent provided in Section 8.1 above for any Indemnifiable Amount Purchaser may suffer as a result of any breach thereof and (b) the Shareholders are responsible for the remainder of the representations, warranties and covenants in this Agreement based on each Shareholder's portion of any Indemnifiable Amount (calculated on a Pro-Rata Basis) that Purchaser may suffer as a result of any breach thereof as set forth in Section 8.1.

Section 9.2.         Survival.  The representations and warranties set forth in this Agreement and in any certificate or instrument delivered in connection herewith shall be continuing and shall survive the Closing for a period of 18 months following the Closing Date; provided, however, that the representations and warranties set forth in Sections 5.1, 5.2, 6.1, 6.2, and 6.4 hereof shall survive the Closing indefinitely, and the representations and warranties set forth in Sections 6.12 and 6.16 shall survive the Closing until the later of 18 months following the Closing Date or the expiration of applicable statute of limitations; provided, further, that in the case of all such representations and warranties there shall be no such termination with respect to any such representation or warranty as to which a bona fide claim has been asserted by written notice of such claim delivered to the Party or Parties making such representation or warranty (or otherwise obligated with respect thereto) prior to the expiration of the applicable survival period.  The covenants and agreements (including, but not limited to, the indemnification obligations) set forth in this Agreement and in any certificate or instrument delivered in connection herewith shall be continuing and survive Closing until fully performed; provided, however, that the indemnification obligations of the parties hereto set forth in Sections 8.1(a)(i) and 8.2(a)(i) with respect to a breach of a representation or warranty shall terminate at the time such particular representation or warranty shall terminate.  The indemnification obligations of the Parties set forth in Sections 8.1(a)(ii) through (v) and Section 8.2(a)(ii) shall be continuing and survive Closing until fully performed.

Section 9.3.         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by a nationally recognized overnight delivery service (with written confirmation of delivery), mailed by registered or certified mail (return receipt requested) or sent via facsimile (with written confirmation of delivery) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)          If to Purchaser or the Company (post-Closing) to:

VillageEDOCS

14471 Chambers Road, Suite 105

Tustin, California 92790

Attention: Chief Financial Officer

Telecopy: (800) 837-0679

with a copy to:

Johnson, Pope, Bokor, Ruppel & Burns, LLP

911 Chestnut Street

Clearwater, Florida 33756

Attention: Michael T. Cronin, Esq.

Telecopy:  (727) 441-8617

(b)          if to the Shareholders or the Company (pre-Closing), to:

Alexander Riess, President

William Falcon, Vice President

Resolutions, LLC

2905 Shawnee Industrial Way, Suite 300

Suwanee, Georgia 30024

Telecopy: (678) 714-3401

with a copy to:

Manning & Associates

3340 Peachtree Street NE, Suite 2600

Atlanta, Georgia 30326

Attention: John F. Manning, Esq.

Telecopy:  (678) 686-6533

Section 9.4.         Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the interpretation of this Agreement.  In this Agreement, unless a contrary intention is specifically set forth, (i) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof.  No provision of this Agreement shall be interpreted or construed against any Party solely because such Party or its legal representative drafted such provision.

Section 9.5.         Miscellaneous.  This Agreement (including by incorporation the documents and instruments referred to herein, in the Exhibits attached hereto, in the Purchaser Disclosure Letter, the Shareholder Disclosure Letter, and the other Schedules delivered or to be delivered in connection with this Agreement) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise except that Purchaser may assign this Agreement to any other wholly owned Subsidiary of Purchaser, but no such assignment shall relieve Purchaser of its obligations hereunder.

Section 9.6.         Governing Law.  THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, INCLUDING WITH REGARD TO VALIDITY, INTERPRETATION AND EFFECT, THE LAWS OF THE STATE OF GEORGIA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE (WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES).

Section 9.7.         Jurisdiction.  Any process against a Party in, or in connection with, any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement may be served personally or by certified mail at the address set forth in Section 9.3 with the same effect as though served on it or them personally.  Each Party hereby irrevocably submits in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement to the jurisdiction of the United States District Court for the Middle District of Georgia, and the jurisdiction of any court of the State of Georgia located in Fulton County, and hereby waives any and all objections to jurisdiction and review that it or they may have under the laws of Georgia or the United States.

Section 9.8.         Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.  In addition, execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a Party shall constitute a valid and binding execution and delivery of this Agreement by such party.  Any such facsimile copies shall constitute enforceable original documents.

Section 9.9.         Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party, and its respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.10.       Amendment.  This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the Parties.

Section 9.11.       Validity; Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.  If any court determines that any part or provision of this Agreement is invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and shall be given full force and effect and remain binding upon the Parties.  Furthermore, the court shall have the power to replace the invalid or unenforceable part or provision with a provision that accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner.  Such replacement shall apply only with respect to the particular jurisdiction in which the adjudication is made.

IN WITNESS WHEREOF, the Purchaser, the Company and the Shareholders have executed and delivered this Agreement effective as of the date first written above.

                                                                           PHOENIX FORMS, INC.

                                                                           By:  /s/ Alexander Riess

                                                                                  Alexander Riess

                                                                           SHAREHOLDERS

                                                                           /s/ Alexander Riess

                                                                           Alexander Riess

                                                                            /s/ William R. Falcon

                                                                           William R. Falcon

                                                                           VILLAGEEDOCS ACQUISITION CORP.

                                                                           By:  /s/ K. Mason Conner

                                                                                  K. Mason Conner, President

#342606v6

EXHIBIT A

Glossary

For purposes of this Agreement, the following terms shall have the meaning specified or referred to below when initially capitalized (or if not initially capitalized, unless the context clearly requires otherwise) when used in this Agreement.

"Affiliate(s)" with respect to any Person, means any Person, directly or indirectly, controlling, controlled by or under common control with such Person, and any natural Person who is an officer, director or partner of such Person and any members of their immediate families living within the same household. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

"Encumbrance" means any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, equity, trust, equitable interest, claim, easement, right-of-way, servitude, right of possession, lease tenancy, license, encroachment, burden, intrusion, covenant, infringement, interference, proxy, option, right of first refusal, community property interest, defect, exception, condition, restriction, reservation, limitation, impairment, imperfection of title, restriction on or condition to the voting of any security, restriction on the transfer of any security or other asset, restriction on the receipt of any income derived from any security or other asset, and restriction on the possession, use, exercise or transfer of any other attribute of ownership, whether based on or arising from common law, constitutional provision, statute or contract.

"Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, guidance document, order, consent agreement, order or consent judgment, decree, injunction, requirement or agreement with any governmental entity or any judicial or administrative decision relating to the protection, preservation or restoration of the environment, human health or safety, worker protection, or community's right to know.

"Governmental Authority" or "Governmental Authorities" means any nation or government, any state or political subdivision thereof and any agency or entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

"Governmental Authorization" means any permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

 "Indebtedness" means the aggregate long-term indebtedness and all other long-term liabilities of the Company determined in accordance with GAAP

"Intellectual Property" means all concepts, inventions (whether or not protected under patent laws), works of authorship, information fixed in any tangible medium of expression (whether or not protected under copyright laws), mask works, trademarks, trade names, trade dress, trade secrets, publicity rights, names, likenesses, know-how, ideas (whether or not protected under trade secret laws), and all other subject matter protected under patent (or which is not patented, but is subject matter that is protected under patent law), copyright, mask work, trademark, trade secret, or other laws, whether statutory or common law, in any jurisdiction in the world, for and in all media now known or later developed, including without limitation all new or useful art, proprietary processes, plans, designs, systems, models, ratios, combinations, discoveries, formulae, algorithms, specifications, manufacturing techniques, technical developments, systems, computer architecture, artwork, software, programming, applets, scripts, designs, processes, and methods of doing business.

"knowledge" means, with respect to a Person, the knowledge of such Person after reasonable inquiry, including the knowledge such Person reasonably could be expected to have as a result of their position, responsibilities and such inquiry.

"Legal Requirement" means any law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or interpretation of any of the foregoing) of, and the terms of any Governmental Authorization issued by, any Governmental Authority.

"liability" or "liabilities" means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unfixed, unliquidated, unsecured, unmatured, unaccrued, unasserted, contingent, conditional, inchoate, implied, vicarious, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

"Material Adverse Effect" means any event, occurrence, fact, condition, change, development or effect that is, or could reasonably be anticipated to be, individually or in the aggregate, materially adverse to the business, assets (including intangible assets), liabilities, financial condition, results of operations, or properties (including intangible properties) of the Company and its subsidiaries or Purchaser and all of its subsidiaries, as applicable, taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including such conditions related to the business of the Company and its subsidiaries, or Purchaser and all of its subsidiaries, as applicable, (2) national or international political or social conditions, (3) financial, banking or securities markets or (4) the announcement of this Agreement and the transactions contemplated hereby.

 "Person" means any individual, partnership, company, organization, joint venture, corporation, limited liability company, association, trust, unincorporated organization, Governmental Authority, or any other person or entity.

Permitted Encumbrance" means (i) liens for current Taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not detract from the value, or interfere with the present use or marketability of the property subject thereto or affected thereby, or otherwise impair the Company's business operations (in the manner presently carried on by the Company), or (iii) any lien securing any debt or obligation described in the Shareholder Disclosure Letter which is expressly referenced as being secured.

"Pre-Closing Period" means all periods ending on or before the Closing Date and any periods that include (but do not end on) the Closing Date.

"Proprietary Computer Software" means those computer software programs, including both object and source code versions, applications and databases, used or developed by the Company that are material to its business as now conducted, including without limitation those that are listed in the Shareholder Disclosure Letter.

"Pro-Rata Basis" means with respect to the share of any Shareholder in a particular amount that fraction equal to the number of shares of Common Stock the Shareholder holds immediately prior to the Closing over the total number of outstanding shares of Common Stock immediately prior to the Closing.

"Purchaser SEC Reports" means VillageEDOCS' Form 10-KSB for the fiscal year ended December 31, 2004, all quarterly reports on Form 10-QSB filed with the SEC since January 1, 2005, and all reports on Form 8-K filed with the Securities and Exchange Commission since March 31, 2005 and through the date hereof, including all exhibits, amendments and supplements thereto.

"Taxes" means any and all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, severance, environmental, license, net worth, payroll, employment, franchise, transfer and recording taxes, fees and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

"Tax Return(s)" means any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and documents (i) with respect to or accompanying payments of estimated Taxes or (ii) with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, including any schedule or attachment thereto and any amendment thereof.

EXHIBIT 3.2(a)

Purchaser Note

EXHIBIT 3.2(b)

Golden and Moran Release

EXHIBIT 3.2(c)

Warrant

Exhibit 3.6(a)(vii)

Riess Employment Agreement

EXHIBIT 3.6(a)(viii)

Falcon Employment Agreement

EXHIBIT 3.6(a)(ix)

Release of Claims

EXHIBIT 7.11

Employee Option Schedule